[Bank of America, N.A. letterhead]
March 25, 2011
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Permian Basin Royalty Trust
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010
Filed May 6, 2010, August 4, 2010, and November 5, 2010
File No. 001-08033
Dear Mr. Schwall:
     Reference is hereby made to that certain letter to you dated December 16, 2010 (the “Response Letter”) from Thompson & Knight LLP, counsel to us, Bank of America, N.A., as trustee (the “Trustee”) of the Permian Basin Royalty Trust. In connection with the Response Letter, we, as Trustee, confirm and acknowledge as follows:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff of the Securities and Exchange Commission (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 209-2444.

Sincerely, BANK OF AMERICA, N.A., Trustee of the Permian Basin Royalty Trust
By:	/s/ RON E. HOOPER
Ron E. Hooper
Senior Vice President